Exhibit 99.1

Statement re Possible Offer

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN,
INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A
VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

This announcement does not constitute an announcement of a firm intention to make an offer under the Irish Takeover Rules

February 25, 2013

ROYALTY PHARMA PROPOSAL TO ACQUIRE ELAN

RP Management, LLC (“Royalty Pharma”) today announces that contact was made on Monday February 18, 2013 with the Chairman of the Board of Elan Corporation, plc (“Elan”), followed by a meeting then taking place on Wednesday February 20, 2013, at which an indicative proposal was made to acquire the entire issued and to be issued share capital of Elan (the “Proposal”).

Royalty Pharma is proposing, on an indicative basis, to make an offer for Elan (the “Possible Offer”) of US$111 for every Elan Share and every Elan ADS.

While Royalty Pharma has not received a formal response to its Proposal and has been unsuccessful in its efforts to engage with Elan since making the Proposal, Royalty Pharma remains committed to working towards a recommended transaction. Royalty Pharma was, however, surprised by Elan’s public announcement on Friday February 22, 2013 discussing Elan’s standalone strategy but not addressing the fact that Elan had received Royalty Pharma’s Proposal.

 Royalty Pharma’s Proposal offers Elan Shareholders a simple and clear choice:

●
Remain an investor in a company whose material assets (in the context of the assets of the Elan Group, taken as a whole), following the completion of the Tysabri Transaction, will consist of cash and the Tysabri Royalty while Elan’s management pursues its announced strategy which includes maintaining expected operating expenses in the range of US$170-190 million2 in the 2013 financial year and investing in a variety of yet-to-be-disclosed business assets; or

●	Sell their Elan Stock for a cash amount that Royalty Pharma believes reflects the full value of Elan today.

Royalty Pharma believes that the risks and lack of earnings visibility associated with Elan’s acquisition and in-licensing strategy are substantial. The pharmaceutical industry is highly competitive and Royalty Pharma believes many companies have suffered poor returns pursuing such a strategy. Royalty Pharma believes that good assets in the pharmaceutical industry are in short supply, that there will therefore be significant competition for these assets, and that this competition is likely to result in acquirors being required to pay significant premiums to acquire these assets. In addition, Royalty Pharma believes that a successful acquisition strategy would require Elan to build an operating infrastructure and sales force to allow it to realize synergies from acquisitions.

___________________________
1 For information only, US$11 was equivalent to €8.36 at a €/US$ exchange rate of 1.32 as at February 22, 2013. Any offer, if made, will be made in US dollars.
2 On the basis of Elan's announcement of its results for the 2012 financial year made on February 6, 2013.

Royalty Pharma notes that while Elan’s management has demonstrated its ability to execute several significant disposals (including the sale of some or all of bapineuzumab, Elan Drug Technologies and Tysabri), the current senior management team of Elan has not made any significant acquisitions or in-licensed any significant late stage products for Elan and thus does not have a track record of generating attractive returns from acquisitions or in-licensed products for Elan. Furthermore, if Elan makes additional investments in businesses and assets it acquires or in-licenses, those investments may depress Elan’s net income and cash flow for some period, and perhaps even cause those to become negative.

Royalty Pharma’s Proposal delivers full value for Elan Stock today and in cash

Royalty Pharma believes that the Proposal offers Elan Shareholders an attractive financial alternative that will allow them to realize value for their Elan Stock in cash immediately and eliminate the execution risk associated with identifying, acquiring, integrating and growing attractive assets in the context of a highly competitive strategic landscape. In the event that the Possible Offer were forthcoming and were to close, Elan Shareholders would be able to reinvest any cash proceeds received for their Elan Stock in other pharmaceutical companies without paying a premium in order to gain control (often known as a “control premium”) of those companies, which Elan may need to pay to acquire control of companies. As a result, Royalty Pharma firmly believes that its Proposal should be compelling to Elan Shareholders.

 The Possible Offer represents:

●	a cash premium of 12.6 percent to the Current Enterprise Value3 of Elan based on the closing share price of Elan Stock on February 15, 2013 of US$10.35 on the New York Stock Exchange4;

●	a cash premium of 6.3 percent to the closing share price of Elan Stock on February 15, 2013 of US$10.35 on the New York Stock Exchange;

●
a cash premium of 12.7 percent to the volume weighted average closing share price on the New York Stock Exchange for Elan Stock between February 6, 2013, being the date on which the Tysabri Transaction was announced to the market, and February 15, 2013 of US$9.76;

●
a cash premium of 9.5 percent to the Broker Median Price Target of US$10.05 for Elan Stock set by those brokers that Royalty Pharma is aware have published price targets since the announcement of the Tysabri Transaction5;

___________________________
3 As defined in appendix II.
4 February 15, 2013 representing the last trading day prior to Royalty Pharma contacting Elan’s chairman regarding the Proposal.
5 Based on the price targets of the brokers listed in the Sources and Bases section. The third party broker forecasts do not constitute a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Elan.

●
a Proposal Enterprise Value6 for Elan equal to 16.4x and 12.1x 2014 and 2015 Broker Projected EBITDA7 respectively (the median 2014 and 2015 projected EBITDA multiples for the Specialty Pharma Companies are 7.5x and 5.9x respectively, and for the Large Cap Biotech Companies are 11.1x and 9.1x respectively8); and

●
a Proposal price equal to 55.0x and 30.6x 2014 and 2015 Broker Projected Earnings Per Share9 respectively (the median 2014 and 2015 projected earnings per share multiples for the Specialty Pharma Companies are 11.7x and 8.7x respectively, and for the Large Cap Biotech Companies are 15.1x and 11.3x respectively10).

Royalty Pharma plans to finance the Possible Offer through a combination of available cash and debt. Entities to which Royalty Pharma is the investment advisor currently have access to over US$1 billion in cash available for investment, and Royalty Pharma is working with financial advisors led by J.P. Morgan and lenders led by BofA Merrill Lynch to put in place the necessary debt financing to consummate the Possible Offer.

It is intended that the Possible Offer would proceed either by way of an offer or a scheme of arrangement under section 201 of the Act and will be made by a newly incorporated company controlled by entities managed by Royalty Pharma.

IMPORTANT NOTICE

 The Proposal is subject to the following pre-conditions, which will need to be satisfied or waived prior to any announcement of the Possible Offer under Rule 2.5 of the Irish Takeover Rules:

(i)	being granted access to and completion of satisfactory due diligence into the business of Elan, including management meetings;

(ii)	no acquisitions, dispositions, restructuring activities, debt refinancing, stock buybacks or other extraordinary transactions by Elan apart from the completion of the Tysabri Transaction;

(iii)	the Tysabri Transaction shall have closed and the terms shall not have been amended or altered in any material respect from the terms announced on February 6, 2013;

(iv)	unanimous recommendation of the Possible Offer, if made, by the directors of Elan;

___________________________
6  As defined in appendix II.
7  Based on forecasts made by the brokers listed in the Sources and Bases section. The third party broker forecasts do not constitute a profit forecast for any period, nor should any statement be interpreted to mean that Elan’s earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Elan.
8  Sourced from FactSet, company filings and equity research and based on closing share prices on February 22, 2013. The Specialty Pharma Companies are Alkermes plc, Allergan, Inc., Cubist Pharmaceuticals, Inc., Endo Health Solutions Inc., Forest Laboratories, Inc., Jazz Pharmaceuticals plc, The Medicines Company, Salix Pharmaceuticals, Ltd., Shire plc, Valeant Pharmaceuticals International, Inc and Warner Chilcott Plc. The Large Cap Biotech Companies are Amgen Inc., Biogen, Celgene Corporation and Gilead Sciences, Inc.
9  Based on forecasts made by the brokers listed in the Sources and Bases section. The third party broker forecasts do not constitute a profit forecast for any period, nor should any statement be interpreted to mean that Elan’s earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Elan.
10 Sourced from FactSet, company filings and equity research and based on closing share prices on February 22, 2013. The Specialty Pharma Companies and the Large Cap Biotech Companies are as listed in footnote 8.

(v)
each of the directors of Elan giving firm irrevocable undertakings to accept the Possible Offer, if made, or to vote in favour of the scheme of arrangement (as applicable) in respect of all the Elan Stock in which they have an interest;

(vi)
the entry into an expense reimbursement agreement in a form acceptable to Royalty Pharma in respect of an amount equal to the maximum allowable under the terms of the Irish Takeover Rules and the financial advisor to Elan confirming to the Irish Takeover Panel that such agreement is in the best interests of Elan’s Shareholders;

(vii)	Elan’s assistance, as appropriate, in obtaining support from its major institutional shareholders for the Possible Offer, if made; and

(viii)	execution of an appropriate implementation agreement to govern the conduct of a scheme of arrangement if the transaction is to be structured in that manner.

Royalty Pharma reserves the right to waive any or all of the pre-conditions described in this announcement and to implement the Possible Offer by means of either a general offer or a scheme of arrangement.

Royalty Pharma reserves the right to reduce the Possible Offer price in the event that:

(i)	Elan announces, declares or pays a dividend or any other distribution to its shareholders or announces or makes any share buyback or redemption; or

(ii)	Elan agrees to or undertakes any extraordinary transaction, including an acquisition, in-licensing, or debt refinancing.

Customary terms and conditions under the Irish Takeover Rules will attach to the Possible Offer if made.

FURTHER INFORMATION ON ROYALTY PHARMA

Royalty Pharma is a private entity founded in 1996 and is the investment manager to entities investing in royalty interests in marketed and late stage biopharmaceutical products, with a portfolio of royalty interests in 37 approved and marketed products (including Abbott’s Humira®, Johnson and Johnson’s Remicade®, Merck’s Januvia®, Gilead’s Atripla®, Truvada®, and Emtriva®, Pfizer’s Lyrica®, Amgen’s Neupogen® and Neulasta®, and Genentech’s Rituxan®). These entities have a longer than fifteen year history of providing value to holders of royalty interests, including a US$400 million purchase of 80% of Memorial Sloan-Kettering Cancer Center’s Neupogen®/ Neulasta® royalty, a US$525 million joint acquisition with Gilead Sciences of Emory University’s emtricitabine royalty interest, a US$650 million purchase of New York University’s Remicade® royalty, a US$700 million acquisition of AstraZeneca’s Humira® royalty, a US$700 million purchase of a portion of Northwestern University’s Lyrica® royalty, a US$609 million acquisition of Astellas Pharma’s patent estate and associated royalty stream relating to the use of dipeptidyl peptidase IV (DPP-IV) inhibitors for the treatment of type 2 diabetes including Januvia® and Janumet®, and most recently a US$761 million purchase of a portion of an interest in Biogen’s Tecfidera (formerly BG-12) for the treatment of multiple sclerosis held by the former shareholders of Fumapharm AG. These entities are well diversified across biopharmaceutical products and treatment areas with unaudited revenue of US$1.39 billion for the 2012 financial year and unaudited EBITDA for the 2012 financial year of US$1.35 billion.

Sources and Bases

(i)
Save where otherwise stated, financial and other information concerning Elan and Royalty Pharma has been extracted from published sources or from Royalty Pharma’s unaudited financial results for the year ended December 31, 2012;

(ii)
calculation of Broker Median Price Target from third party reports – the median of price targets released following the announcement of the Tysabri Transaction on February 6, 2013 by Alphavalue, Berenberg Bank, Deutsche Bank, Exane BNP Paribas, Jefferies, Leerink Swann, Morgan Stanley (base case scenario), RBC Capital Markets, S&P, Spin-Off Research and UBS, and sourced from Bloomberg and broker notes;

(iii)
calculation of Broker Projected Earnings Per Share from third party reports – the median of revised earnings per share forecasts sourced from broker reports published following the announcement of the Tysabri Transaction on February 6, 2013 by Berenberg Bank, Cowen, Davy Research, Deutsche Bank, Morgan Stanley, RBC and UBS;

(iv)
calculation of Broker Projected EBITDA from third party reports – the median of revised EBITDA forecasts sourced from broker reports published following the announcement of the Tysabri Transaction on February 6, 2013 by Berenberg Bank, Davy Research, Deutsche Bank, Morgan Stanley and UBS;

(v)
calculation of median projected EBITDA and earnings per share multiples for the Large Cap Biotech Companies and the Specialty Pharma Companies is based on multiples sourced from FactSet, company filings and equity research;

(vi)	Biogen’s presentation made to investors on February 6, 2013 following the announcement of the Tysabri Transaction;

(vii)	Elan’s 20-F SEC filing on February 12, 2013 for the financial year ended December 31, 2012; and

(viii)	Alkermes plc (ALKS) 13-D SEC filing on February 6, 2013.

J.P. Morgan is lead financial advisor to Royalty Pharma with BofA Merrill Lynch and Groton Partners acting as co-advisors.

This announcement does not amount to a firm intention to announce an offer and there can be no certainty that an offer will be forthcoming (even if the pre-conditions noted above are satisfied or waived) or, if made, as to the conditions of any offer.

ENQUIRIES

Royalty Pharma

Pablo Legorreta

George Lloyd

Tel: +1 212 883 2275

J.P. Morgan

Henry Gosebruch (New York, Tel: +1 212 270 6000)

Dwayne Lysaght / James Mitford (London, Tel: +44 (0) 20 7742 4000)

Abernathy (PR)

Tom Johnson

Tel: +1 212 371 5999

Maitland (PR)

Tom Buchanan

Tel: +44 (0) 20 7379 5151

FURTHER INFORMATION

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to this announcement or otherwise.

The distribution of this announcement in jurisdictions other than Ireland and the Proposal may be affected by the laws of relevant jurisdictions. Therefore any persons who are subject to the laws of any jurisdiction other than Ireland or Elan Shareholders who are not resident in Ireland will need to inform themselves about, and observe, any applicable requirements.

Additional Information

This announcement does not constitute an offer to buy or the solicitation of an offer to sell any securities. This announcement relates to a potential business combination transaction with Elan proposed by Royalty Pharma and is not a substitute for any tender offer statement or any other document in the event that Royalty Pharma files such a document with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to the persons listed above.

General

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE OR EXCHANGE, ANY SECURITIES OR THE SOLICITATION OF ANY VOTE OR APPROVAL IN ANY JURISDICTION.

Responsibility Statements

The member of RP Management, LLC accepts responsibility for the information contained in this announcement, save that the only responsibility accepted by the member of RP Management, LLC in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the member of RP Management, LLC to verify this information). To the best of the knowledge and belief of the member of RP Management, LLC (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan, together with its affiliate J.P. Morgan Limited (which is authorised and regulated by the Financial Services Authority in the United Kingdom), is acting exclusively for Royalty Pharma and for no one else in connection with the matters described in this announcement and is not, and will not be, responsible to anyone other than Royalty Pharma for providing the protections afforded to clients of J.P. Morgan, or for providing advice in connection with the matters described in this announcement.

Rule 8 – Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of Elan, all “dealings” in any “relevant securities” of Elan (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3.30 pm (Dublin time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Possible Offer becomes effective, lapses or is otherwise withdrawn or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Elan by Elan or Royalty Pharma, or by any of their respective “associates” must also be disclosed by no later than 12 noon (Dublin time) on the ”business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

Forward Looking Statements

This announcement may include certain “forward looking statements” with respect to the business, strategy and plans of Elan and Royalty Pharma and their respective expectations relating to the Possible Offer and their future financial condition and performance. Statements that are not historical facts, including statements about Elan or Royalty Pharma or their respective management’s beliefs and expectations, are forward looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Possible Offer; projections or expectations of profit attributable to shareholders; anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Elan, Royalty Pharma or the combined company following the Possible Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Elan, Royalty Pharma or the combined company following the Possible Offer; statements concerning any future Irish, U.S. or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Forward looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, Royalty Pharma is not under any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise.

No Profit Forecast

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Royalty Pharma or Elan as appropriate.

APPENDIX I:

Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

“Act”	the Companies Act 1963 of Ireland (as amended);
“Alkermes Shares”	the 7.75 million ordinary shares of Alkermes plc sold by Elan Science Three Limited on February 6, 2013;
“Biogen”	Biogen Idec Inc.;
“Board of Elan”	the board of directors of Elan at the date of this announcement;
“Broker Median Price Target”	the median of the price targets given by the brokers named in the Sources and Bases section that have published price targets following the announcement of the Tysabri Transaction on February 6, 2013;
“Broker Projected Earnings Per Share”
the median of earnings per share forecasts made by the brokers named in the Sources and Bases section that have published revised earnings per share forecasts following the announcement of the Tysabri Transaction on February 6, 2013;

“Broker Projected EBITDA”
the median of EBITDA forecasts made by the brokers named in the Sources and Bases section that have published revised EBITDA forecasts following the announcement of the Tysabri Transaction on February 6, 2013;

“Current Enterprise Value”	the enterprise value of Elan as at February 15, 2013, calculated by Royalty Pharma in accordance with Appendix II;
“Elan” or “the Company”	Elan Corporation plc;
“Elan ADS”	Elan American Depository Shares, each representing one (1) Elan Share;
“Elan Group”	Elan and each of its subsidiaries and subsidiary undertakings;
“Elan Shareholders”	the registered holders of Elan Shares and the holders of Elan ADS; “Elan Shareholder” means any of such holders;
“Elan Shares”	the ordinary shares of €0.05 each in the capital of Elan and “Elan Share” means any one of them;
“Elan Stock”	Elan Shares and/or Elan ADS;
“Irish Takeover Rules”	the Irish Takeover Panel Act 1997, Takeover Rules 2007 (as amended);
“J.P. Morgan”	J.P. Morgan Securities LLC;
“Large Cap Biotech Companies”	Amgen Inc., Biogen, Celgene Corporation and Gilead Sciences, Inc.;
“Offer Period”	the period commencing on the date of this announcement and ending on such date as the Irish Takeover Panel may decide or the Irish Takeover Rules dictate;

“Proposal Enterprise Value”	the enterprise value of Elan implied by the Proposal, calculated by Royalty Pharma in accordance with Appendix II;
“Prothena”	Prothena Corporation plc;
“SEC”	Securities and Exchange Commission;
“Specialty Pharma Companies”
Alkermes plc, Allergan, Inc., Cubist Pharmaceuticals, Inc., Endo Health Solutions Inc., Forest Laboratories, Inc., Jazz Pharmaceuticals plc, The Medicines Company, Salix Pharmaceuticals, Ltd., Shire plc, Valeant Pharmaceuticals International, Inc and Warner Chilcott Plc;

“Tysabri Royalty”	the royalty on Tysabri payable by Biogen to Elan Group following the completion of the Tysabri Transaction; and
“Tysabri Transaction”	the transaction between Elan and Biogen in relation to the restructuring of Elan’s Tysabri collaboration with Biogen which was announced by Elan on February 6, 2013.

APPENDIX II:

Calculation of Current Enterprise Value and Proposal Enterprise Value

Table 1 - Enterprise Value (US$m unless stated)
	Current Enterprise Value	Proposal Enterprise Value
Price of Elan Stock	US$10.3511	US$11.00
Fully diluted number of Elan Stock outstanding (m) – Table 2	601.6	602.0
Market capitalization	6,226.9	6,622.4
Elan net cash – Table 3	3,091.4	3,091.4
Enterprise value	3,135.5	3,531.0

Table 2 – Fully diluted shares (m unless stated)
	Current Enterprise Value	Proposal Enterprise Value
Price of Elan Stock	US$10.35	US$11.00
Total voting rights12	595.3	595.3
Dilution from options and restricted stock units13	6.3	6.7
Fully diluted shares outstanding	601.6	602.0

Table 3 - Elan net cash position (US$m unless stated)	Net cash
Cash and cash equivalents	431.3
Proceeds from sale of Alkermes Shares14	169.7
Restricted cash and cash equivalents —current	2.6
Long-term debt	(600.0)
Janssen AI funding commitment15	(93.2)
Restructuring accruals	(27.6)
Accrued transaction costs	(12.5)
Cambridge Collaboration termination16	(8.0)
Unfunded pension liability17	(39.1)
Value of Prothena stake18	19.1
Proceeds to come from Tysabri Transaction19	3,249.0
Net cash pro forma for Tysabri Transaction	3,091.4

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Note: Where not otherwise cited, figures are extracted from Elan’s balance sheet as at December 31, 2012 and are sourced from Elan’s 20-F SEC filing on February 12, 2013 for the financial year ended December 31, 2012

11  The closing share price of Elan ADS’s on the New York Stock Exchange on February 15, 2013.
12  Sourced from Elan’s Total Voting Rights announcement filed on January 31, 2013 and adjusted for restricted stock units vested thereafter.
13  Dilutive impact calculation based on the treasury share method.
14  Per Alkermes plc (ALKS) 13-D SEC filing on February 6, 2013.
15  Elan’s remaining funding commitment to Janssen AI as at February 2013 as disclosed in Elan’s 20-F SEC filing on February 12, 2013.
16  Extracted from Elan’s 20-F SEC filing on February 12, 2013 for the financial year ended December 31, 2012.
17  Extracted from Elan’s 20-F SEC filing on February 12, 2013 for the financial year ended December 31, 2012.
18  Calculated as the closing share price of Prothena’s ordinary shares of US$6.01 on the NASDAQ Stock Market on February 15, 2013 times 3,182,253 ordinary shares owned by Elan as disclosed in Elan’s Form 3 SEC filing on December 20, 2012.
19  Expected cash upfront payment by Biogen to the Elan Group on closing of the Tysabri Transaction which was announced by Biogen on February 6, 2013.

All amounts contained within this document referred to by “US$” and “c” refer to the US dollar and US cents.

Any reference to “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the European Communities (Companies: Group Accounts) Regulations, 1992.

Any reference to “subsidiary” has the meaning given to it by Section 155 of the Act.

Any references to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Any reference to any legislation is to Irish legislation unless specified otherwise.

Words importing the singular shall include the plural and vice versa and words supporting the masculine shall include the feminine or neuter gender.